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                                                                   EXHIBIT 99.11

FINANCIAL TIMES

INTERVIEWEE: VIVEK PAUL

FINANCIAL TIMES: I have just been listening to some of the things that you have been saying this morning. A couple of things caught my eyes. Could you explain little bit about international competition offsetting their lack of expertise with lower pricing. Is that what you are finding?

VIVEK: Well the thing what is happening is that we are seeing that our international competitors are also offering offshore services, although they have not really developed the global delivery model yet. They do not have that credibility. That offering is focused on existing customers of theirs and is focused at a much lower price.

FINANCIAL TIMES: Okay. So you are finding, there is a bit of gap between the kind of benefits that you can offer as a global delivery company and that the international competitors can offer.

VIVEK: Exactly, because we have been perfecting this global delivery model for many years now.

FINANCIAL TIMES: Okay. Your margins have stabilized now after a delicately disappointing recent half.

VIVEK: That is right.

FINANCIAL TIMES: Right, and is that presumably why you feel that is going to be sustainable with prices improving and price improvement coming with more customers.

VIVEK: Well, I will give you the puts and takes and tell you kind of where it is matching, I think that clearly pricing stabilization helps better cost management and productivity like utilization improvement helps. Offsetting that is a rise in salaries and the rising rupee.

FINANCIAL TIMES: So just on those two points, what sort of hedge, I mean how aggressive is your hedging to protect yourself dollar position on this, and what has been damage of the rupee appreciation.

VIVEK: Well, every 1% appreciation in the rupee result in 0.5% deterioration in operating margins.

FINANCIAL TIMES: Okay. So this has been quite severe, is not that?

VIVEK: That is correct. And over the last year, the rupee has appreciated 6%.

FINANCIAL TIMES: And then you are hedging...what sort of scale of forward dollar position are you accumulating?

VIVEK: You know, I think that at this moment we have got $150 million of forward hedging, but to be totally honest that is a technical area that you could ask our CFO about it.

FINANCIAL TIMES: Okay, that is fair enough. Okay. Just on the actual business, where is the new business coming from.

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VIVEK: The growth is across the board. If I look at on the technology side, our telecom business picked up momentum, our R&D business picked up momentum, and overall our technology business grew sequentially 16% quarter on quarter. We also saw within technology, I would say we saw semiconductor pickup, storage pickup, and in the telecom side we saw it was getting full end to end ownership for existing product lines. So we do the install base, upgrades and fixes. So that was on the technology side. On the IT side, we had something like 50% plus year on year growth, and we saw growth in some of the specialized applications like infrastructure services, implementation, and we also saw, for example, in the verticals, the banking financial vertical grow at 90% sequentially.

FINANCIAL TIMES: Presuming now you are in much strong position to reject demands for price cuts and also turn away business that is not prepared to pay your rates, is that the case?

VIVEK: Well, perhaps the best way to say that is that we do negotiate harder now.

FINANCIAL TIMES: Right. When is the next round of negotiations coming up? When are contracts typically coming up for re-negotiations?

VIVEK: Contracts are coming up all the time, you know, and so I think that there is no sort of one date on which they come up.

FINANCIAL TIMES: Many of your largest customers have been ramping up quite strongly, is there any indication of what the sort of rollover is? How much more they are spending when they continue relationships.

VIVEK: I guess I am not sure how to quantify that I am afraid.

FINANCIAL TIMES: But generically, is it fair to say that your top 50 customers are not just remaining with you but enhancing the sort of scaled relationship.

VIVEK: Our top 50 customers grew quarter on quarter by 15%.

FINANCIAL TIMES: It is fair enough. Good. What about the visa situation, the H1 visa situation, how do you see that, do you see that issue is fairly resolved now?

VIVEK: Well, I think that the visa cap has only resulted in more work flowing to India then Indians flowing to America. I think that has not been a limitation for us so far.